SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON JUNE 19, 2019

Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) submits this management proposal (“Proposal”) related to the Extraordinary General Meeting of Braskem to be held on June 19, 2019 (“Meeting”), in accordance with the provisions of the Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 481, of December 17, 2009, as amended (“CVM Normative Ruling No. 481”). Considering the Company’s interest, the Management presents the following information with regard to the matters included in the agenda for the aforementioned Meeting:

1.                  Resolve on the replacement of one (1) effective member of the Company’s Board of Directors, appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), for the remaining term of office, which shall end by the Annual General Meeting which will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019.

The Company’s Management proposes that the shareholders resolve on the replacement of the effective member of the Board of Directors of the Company, appointed by the shareholder Petrobras, Mr. Ernani Filgueiras de Carvalho, due to the appointment, as well from Petrobras, of Mrs. Ana Lúcia Poças Zambelli, to comply the remaining term of office, which shall end by the Annual General Meeting which will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019.

Exhibit I of this Proposal contains information on the new candidate appointed by the shareholder Petrobras, as per article 10, item I, of CVM Normative Ruling 481.

Shareholders’ Representation:

The participation of the shareholders in the Meeting may be in person or by a proxy duly appointed, under the terms of the applicable legislation, given that the detailed guidelines regarding the documentation required for the representation are set forth in this Proposal, in the Call Notice for the Meeting disclosed on this date and in item 12.2 of the Company's Reference Form. We describe below additional information on the participation in the Meeting:

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•                    In Person or by Printed Power of Attorney: with a view to expediting the works of the Meeting, the Company's Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22nd floor, Zip code 05501-050, São Paulo, SP, 72 hours prior to the date scheduled for the Meeting, the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the shareholder, with grantor’s signature certified by a public notary, notarization, legalization by the consulate or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board’s election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective ownership interest, issued by the competent body. The shareholder or his/her legal representative shall attend the Meeting in possession of the proper identification documents.

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Normative Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

There shall be no participation via remote voting under CVM Normative Ruling 481 for the purposes of the Meeting.

The Company shall not accept powers of attorney granted by shareholders through electronic means.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

***

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EXHIBIT	PAGE
EXHIBIT I – Appointment of administrator to replace the effective member of the Board of Directors of the Company, according to information provided in items 12.5 to 12.10 of the Reference Form, under the terms of article 10, item I, of CVM Normative Ruling No. 481.	4

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BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON JUNE 19, 2019

Appointment of administrator to occupy the position of effective member of the Company’s Board of Directors, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Normative Ruling No. 481.

12.5 / 12.6 – Composition and professional experience of the management and fiscal board

CANDIDATE TO THE BOARD OF DIRECTORS
Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Meetings attendance percentage (%)
Other positions and offices held at the Company
ANA LÚCIA POÇAS ZAMBELLI	11/25/1972	Belongs only to the Board of Directors	6/19/2019	Until AUG 2020	Appointment is for the 1st term of office
024.818.357-51	Engineer	Board of Directors (Effective Member)	6/19/2019	No	-
No other positions or offices held at the Company.

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Professional experience / Declaration of possible convictions / Independence Criteria

ANA LÚCIA POÇAS ZAMBELLI - 024.818.357-51

Ms. Ana Lúcia Poças Zambelli was appointed to hold the position of member of the Board of Directors of the Company by the shareholders Petróleo Brasileiro S.A. - Petrobras. She is a senior executive with 22 years of experience in the Oil & Gas industry (O&G), with a degree in Mechanical Engineering, a Master's Degree in Petroleum Engineering and a Graduate Degree in Leadership, Strategy and Innovation. Currently, Ms. Ana Lúcia Poças Zambelli also holds the position of Member of the Board of Directors at Petrobras. Ms. Ana Lúcia Poças Zambelli does not occupy a management position in any third sector organization. The Board Member states that she is not involved in: (a) any criminal conviction; (b) any adverse decision in administrative proceedings of the CVM; and (c) any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. The Board Member states that she is not a politically exposed person.

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12.7 / 12.8 – Composition of the statutory committees and the audit, financial and compensation committees

Not applicable.

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12.9 - Existence of spousal relation, stable union or next-of-kin status up to the 2nd degree between:

There are no marital relationships, of stable union or kinship to be disclosed.

(a) Company managers.

There is no family relationship to be disclosed.

(b) (i) Company managers; and (ii) managers of directly or indirectly controlled companies of the Company.

There is no family relationship to be disclosed.

(c) (i) Company managers or managers of its directly or indirectly controlled companies; and (ii) direct or indirect controlling shareholders of the Company.

There is no family relationship to be disclosed.

(d) (i) Company managers and (ii) managers of direct or indirect controlling companies of the Company.

There is no family relationship to be disclosed.

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12.10 – Relationships of subordination, provision of services or control between managers and controlled companies, controlling companies and others

2018

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person

ANA LÚCIA POÇAS ZAMBELLI

Appointed to the position of effective member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Ana Lúcia is currently a member of the Board of Directors of Petrobras.

	024.818.357-51 33.000.167/0001-1	Provision of Services	Supplier

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.